                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                                (AMENDMENT NO. )(1)

                             COLLEGIATE PACIFIC INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                         COMMON STOCK PURCHASE WARRANTS
                         (TITLE OF CLASS OF SECURITIES)

                                   194589-10-7
                                 (CUSIP NUMBER)

                                 JEFF DAVIDOWITZ
                             LINE AND GROVE STREETS
                                   P.O. BOX 87
                               NANTICOKE, PA 18634
                                 (570) 735-3200

                                   ----------

               (NAME, ADDRESS AND TELEPHONE OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                   MAY 1, 2000
                                   -----------

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(e), 13d-1(f) or 13d-1(g), CHECK THE FOLLOWING BOX [ ].

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         (1) THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A
REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

         THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


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                                  SCHEDULE 13D

Cusip No. 194589-10-7                                  Page   2   of   6   Pages


1.       Name of Reporting Person:

         Jeff Davidowitz

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2.       Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [ ]
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3.       SEC Use Only.

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4.       Source of Funds                                                      PF

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5.       Check box if disclosure of legal proceedings is required pursuant to
         Items 2(d) or 2(e)                                                  [ ]

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6.       Citizenship or Place of Organization                      United States

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Number of         7.       Sole Voting Power                             298,104
Shares
                  --------------------------------------------------------------
Beneficially
Owned by          8.       Shared Voting Power                               -0-

                  --------------------------------------------------------------
Each
Reporting         9.       Sole Dispositive Power                        298,104

                  --------------------------------------------------------------
Person
With              10.      Shared Dispositive Power                          -0-

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11.      Aggregate amount beneficially owned by each reporting person    298,104

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12.      Check box if the aggregate amount in row (11) excludes certain shares
                                                                             [ ]

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13.      Percent of class represented by amount in row (11)                 6.8%

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14.      Type of Reporting Person                                             IN

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Cusip No. 194589-10-7                                          Page 3 of 6 Pages

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D filed by Jeff Davidowitz, relates to the common stock, par value $0.01 per share (the "Common Stock"), and the common stock purchase warrants of Collegiate Pacific Inc., a Delaware corporation ("Collegiate Pacific"), the principal executive offices of which are located at 13950 Senlac Drive, Suite 200, Dallas, Texas 75234.

ITEM 2. IDENTITY AND BACKGROUND.

         (a)-(c), (f) This statement is filed by Jeff Davidowitz, a citizen of the United States of America. Mr. Davidowitz is the President of Oldfield Company. Mr. Davidowitz's business address is Line and Grove Streets, P.O. Box 87, Nanticoke, PA 18634.

         (d)-(e) During the last five years, Mr. Davidowitz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction the result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws, or finding violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Open Market Purchases

         Mr. Davidowitz used personal funds to acquire approximately 35,000 shares of Common Stock.

         One-for-Five Reverse Stock Split

         The stockholders of Collegiate Pacific approved an amendment to Collegiate Pacific's Certificate of Incorporation on January 14, 2000, authorizing a one-for-five reverse stock split, which became effective on January 19, 2000.

         Conversion of Note

         On April 19, 2000, Mr. Davidowitz converted the entire outstanding principal amount of a $100,000 note payable by Collegiate Pacific to him into 30,302 shares of Common Stock at a conversion price of $3.30 per share.

         Special Dividend of Warrants

         On May 26, 2000, Collegiate Pacific declared a special dividend pursuant to which each record holder of Common Stock as of such date received one warrant for each share of Common Stock held by each such holder. Each warrant entitles the holder to purchase from Collegiate Pacific, for cash, one share of


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Cusip No. 194589-10-7                                          Page 4 of 6 Pages


Common Stock at the rate of $10.00 per share. Mr. Davidowitz received warrants to acquire 152,302 shares of Common Stock.

         Holders of the warrants may exercise the warrants at any time on or before May 26, 2005, unless extended by Collegiate Pacific. The warrants are callable and cancelable at a cancellation price of $0.10 per share of common stock purchasable upon exercise of the warrants. If Collegiate Pacific calls the warrants for cancellation, holders may exercise the warrants at any time prior to the close of business on the business day preceding the date fixed for cancellation. The number of shares purchasable upon the exercise of each warrant and the price per share may be adjusted under certain conditions.

ITEM 4. PURPOSE OF TRANSACTION.

         The acquisitions of Common Stock by Mr. Davidowitz were acquired for investment purposes. Mr. Davidowitz may from time to time purchase additional shares of Common Stock or common stock purchase warrants, either in brokerage transactions, in the over-the-counter market or in privately negotiated transactions. Any decision to increase the holdings in Collegiate Pacific will depend, however, on numerous factors, including without limitation the price of the shares of Common Stock or the common stock purchase warrants, the terms and conditions relating to their purchase and sale and the prospects and profitability of Collegiate Pacific, and general economic conditions. Mr. Davidowitz may also determine to dispose of some or all of the Common Stock, depending on various similar considerations. Except as stated above, Mr. Davidowitz does not have any present plans or proposals which relate to or would result in any of the events listed in Item 4(a) through 4(j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of January 15, 2001, Mr. Davidowitz may be deemed to beneficially own an aggregate of 298,104 shares of Common Stock, or approximately 7% of the outstanding shares of Common Stock (based upon Collegiate Pacific's Quarterly Report on Form 10-QSB filed on November 17,
2000), and has sole voting and dispositive power with respect to all those shares. Of the shares beneficially owned by Mr. Davidowitz, 3,500 of such shares represent options to acquire shares of Common Stock and 152,302 of such shares represent warrants to acquire shares of Common Stock, none of which have been exercised by Mr. Davidowitz as of the date of this report. The 152,302 common stock purchase warrants held by Mr. Davidowitz represent approximately 4% of the 4,237,748 outstanding common stock purchase warrants.

Of the shares of Common Stock and common stock purchase warrants held by Mr. Davidowitz, (i) 34,751 shares and 34,751 shares issuable upon exercise of a common stock purchase warrant are held by Penn Footwear Retirement Trust of which Mr. Davidowitz is a trustee, (ii) 67,551 shares and 67,551 shares issuable upon exercise of a common stock purchase warrant are held by JIBS Equities of which Mr. Davidowitz is a general partner, (iii) 9,000 shares and 9,000 shares issuable upon exercise of a common stock purchase warrant are held by Penn Footwear of which Mr. Davidowitz is President and a shareholder, (iv) 4,000 shares and 14,000 shares issuable upon exercise of a common stock purchase warrant are held by Oldfield Company of which Mr. Davidowitz is President and a shareholder, (v) 10,000 shares and 10,000 shares issuable upon exercise of a common stock purchase warrant are held by DVD Partners of which Mr. Davidowitz is a general partner, and (vi) 10,000 shares and 10,000 shares issuable upon exercise of a common stock purchase warrant are held by 3D Partners of which Mr. Davidowitz is general partner.


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Cusip No. 194589-10-7                                          Page 5 of 6 Pages


         (b) Items 7-11 and 13 of the cover page of this Schedule 13D which relate to the beneficial ownership of shares of the Common Stock and common stock purchase warrants by Mr. Davidowitz are incorporated by reference in response to this item.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Mr. Davidowitz is a director of Collegiate Pacific. To the best knowledge of the undersigned, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of Collegiate Pacific, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         The Warrant Agreement dated as of May 26, 2000, was filed with the Securities and Exchange Commission on April 7, 2000, as an exhibit to Collegiate Pacific's Registration Statement on Form SB-2 (Registration No. 333-34294).



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Cusip No. 194589-10-7                                          Page 6 of 6 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2001




                                             /s/ Jeff Davidowitz
                                             ----------------------------------
                                             Jeff Davidowitz